Exhibit 99.1

News Release

2019-17

Contact

Dianne VanBeber

Vice President, Investor Relations

Dianne.vanbeber@intelsat.com

+1 703 559 7406 (o)

+1 703 627 5100 (m)

Intelsat Announces Second Quarter 2019 Results

•	Second quarter revenue of $509.4 million

•	Second quarter net loss attributable to Intelsat S.A. of $529.7 million, reflecting a $381.6 million asset impairment charge for an in-period satellite failure

•	Second quarter Adjusted EBITDA of $373.8 million, or 73 percent of revenue

•	June 30, 2019 contracted backlog of $7.5 billion, adjusting for known reductions to backlog related to the satellite failure

•	2019 Financial Guidance Affirmed

Luxembourg, 30 July 2019

Intelsat S.A. (NYSE: I), operator of the world’s first Globalized Network and leader in integrated satellite solutions, today announced financial results for the three and six months ended June 30, 2019.

Intelsat reported total revenue of $509.4 million and net loss attributable to Intelsat S.A. of $529.7 million for the three months ended June 30, 2019. The net loss reflects a $381.6 million asset impairment charge incurred in the second quarter of 2019 for an in-period satellite failure.

Intelsat reported EBITDA1, or earnings before net interest, gain on early extinguishment of debt, taxes and depreciation and amortization, of a loss of $52.1 million and Adjusted EBITDA1 of $373.8 million, or 73 percent of revenue, for the three months ended June 30, 2019. Free cash flow used in operations1 was $45.2 million.

Intelsat’s Chief Executive Officer, Stephen Spengler, said, “In the second quarter of 2019 we made progress on our operational priorities, including the expansion of our managed services platforms. The global footprint of our Intelsat EpicNG-based managed services addresses aeronautical, maritime, wireless infrastructure, enterprise and government broadband requirements. Reflecting our emphasis on the wireless sector, we ramped up services on our enhanced point-to-point solutions and on our new satellites. In particular, we signed new business on the Horizons 3e high-throughput satellite, which provides infrastructure for several of the largest wireless operators in Asia, as well as Intelsat 38, which is providing new services for government applications.”

Spengler concluded, “Over the past two months we significantly increased the public details of our C-Band Alliance proposal under the U.S. Federal Communications Commission C-band proceeding. We added to the record a committed plan for protecting incumbent users, expanded the detail of our plan for rapid implementation, and submitted additional technical analyses supporting interference mitigation. We will continue to enhance our plan, with a goal of demonstrating that the CBA plan represents the fastest path to cleared spectrum for 5G in the U.S., while maintaining the reliability of the U.S. television and radio ecosystem.”

Second Quarter 2019 Business Highlights

Intelsat provides critical communications infrastructure to customers in the network services, media and government sectors. Our customers use our services for broadband connectivity to deliver fixed and mobile telecommunications, enterprise, video distribution and fixed and mobile government applications. For additional details regarding the performance of our customer sets, see our Quarterly Commentary, available on our website.

Network Services

Network services revenue was $185.2 million (or 36 percent of Intelsat’s total revenue) for the three months ended June 30, 2019, a decrease of 7 percent compared to the three months ended June 30, 2018.

Media

Media revenue was $223.5 million (or 44 percent of Intelsat’s total revenue) for the three months ended June 30, 2019, a decrease of 5 percent compared to the three months ended June 30, 2018.

Government

Government revenue was $93.3 million (or 18 percent of Intelsat’s total revenue) for the three months ended June 30, 2019, a decrease of 5 percent compared to the three months ended June 30, 2018.

Average Fill Rate

Intelsat’s average fill rate at June 30, 2019 on our approximately 1,750 36 MHz station-kept wide-beam transponders was 78 percent, stable as compared to our average fill rate at March 31, 2019 of 78 percent with no change in transponder count. In addition, at June 30, 2019 our fleet included approximately 1,200 36 MHz units of high-throughput Intelsat EpicNG capacity, as compared to 1,475 units at March 31, 2019, reflecting the April 2019 failure of the Intelsat 29e satellite.

Satellite Launches

Intelsat conducted no satellite launches in the second quarter of 2019. Our Intelsat 39 satellite, which will provide services from Europe and Africa to the Asia-Pacific region, is expected to launch in the third quarter of 2019, and enter service in the fourth quarter of 2019. For additional details regarding our satellite investment program and 2019 planned satellite launches, see our Quarterly Commentary.

Contracted Backlog

At June 30, 2019, Intelsat’s contracted backlog, representing expected future revenue under existing contracts with customers, was $7.5 billion after adjusting for known reductions to backlog related to the Intelsat 29e satellite failure, as compared to $7.9 billion at March 31, 2019.

Capital Market Transactions

In June 2019, our subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), completed an add-on offering of $400.0 million aggregate principal amount of its 9.75% Senior Notes due 2025. The net proceeds from the add-on offering are expected to be used for working capital and general corporate purposes, which may include, among other things, the funding of capital expenditures, future strategic transactions and repayment of our indebtedness.

C-band Proceeding at the U.S. Federal Communications Commission (“FCC”)

The C-Band Alliance (“CBA”), of which Intelsat is a founding member, submitted several significant filings in response to the Notice of Proposed Rule Making (“NPRM”) issued by the FCC, GN Docket No. 18-122. Since April 30, 2019, the CBA added additional detail to its proposal, building consensus on its plan to clear our licensed C-band spectrum to support U.S. leadership in 5G while also protecting essential television, radio and data services currently using C-band spectrum. The filings included our proposed band plan, and a series of technical filings demonstrating our expertise on the current state of U.S. networks using C-band spectrum. For further details regarding our progress on our proposal to the FCC on the C-band proceeding, please see our Quarterly Commentary.

Intelsat 29e Satellite Failure

On April 7, 2019, the Intelsat 29e satellite experienced an anomaly that resulted in the total loss of the satellite. As a result, in the second quarter of 2019, Intelsat recorded an impairment to asset charge of approximately $381.6 million. For further details regarding the financial and operational impact of the loss of Intelsat 29e, please see our Quarterly Commentary.

Financial Results for the Three Months Ended June 30, 2019

Total revenue for the three months ended June 30, 2019 decreased by $28.3 million to $509.4 million, or 5 percent, as compared to the three months ended June 30, 2018. By service type, our revenues increased or decreased due to the following:

Total On-Network Revenues decreased by $30.5 million to $461.5 million as compared to the three months ended June 30, 2018 due to the following:

•

Transponder services reported an aggregate decrease of $22.8 million, primarily due to a $17.2 million decrease in revenue from network services customers as a result of non-renewals and service contractions for enterprise and cellular backhaul applications primarily for services delivered in Latin America and for Europe to Africa routes. Transponder services also declined in Latin America due to lost revenue and adjustments stemming from the Intelsat 29e satellite failure, a portion of which moved to off-network transponder services. The aggregate decrease also reflected a $7.5 million decline in revenue from media customers, primarily for distribution services in Latin America, North America and Europe. The declines were offset in part by a $1.9 million increase in revenue from government customers.

•

Managed services reported an aggregate decrease of $7.2 million, primarily due to a decrease of $3.4 million from media customers for occasional use and managed video solutions, and a decline of $3.2 million from government customers resulting from non-renewals and lower pricing related to 2018 contract renewals. Increases in managed services for network services customers, primarily for maritime applications, were more than offset by a decrease in managed services for trunking applications and adjustments stemming from the Intelsat 29e satellite failure, a portion of which were restored on off-network services, as discussed below.

Total Off-Network and Other Revenues increased by $2.2 million, or 5 percent, to $47.9 million, as compared to the three months ended June 30, 2018 due to the following:

•

Transponder, MSS and other Off-Network services revenues increased by an aggregate of $1.1 million to $37.7 million, primarily due to $5.0 million in increased off-network services largely related to the Intelsat 29e customer restoration process, partially offset by a $4.1 million decrease in off-network services primarily due to lower sales for certain government applications as a result of non-renewals of certain task orders.

Direct costs of revenue (excluding depreciation and amortization) increased by $19.0 million, or 25 percent, to $95.4 million for the three months ended June 30, 2019, as compared to the three months ended June 30, 2018. The increase was primarily due to an increase of $15.0 million in cost of sales, of which $11.1 million related to the entry into service of two uncapitalized satellites in the first quarter of 2019, with no comparable amounts in the second quarter of 2018, and $4.0 million in increased costs for purchases of restoration capacity related to the Intelsat 29e satellite loss. In addition, staff-related expenses increased in the three months ended June 30, 2019 by $3.4 million as compared to the three months ended June 30, 2018.

Selling, general and administrative expenses increased by $6.0 million, or 12 percent, to $55.9 million for the three months ended June 30, 2019, as compared to the three months ended June 30, 2018. The increase was primarily due to a $4.9 million increase in bad debt expense largely relating to customers in the Latin America and Europe regions and a $4.7 million increase in staff-related expenses. The increases were partially offset by a $3.2 million decline in professional fees largely due to costs incurred in 2018 relating to liability and tax management initiatives.

Depreciation and amortization expense decreased by $9.8 million, or 6 percent, to $163.8 million for the three months ended June 30, 2019, as compared to the three months ended June 30, 2018, primarily related to the write-off of the Intelsat 29e satellite.

Satellite impairment loss. We recognized an impairment charge of $381.6 million during the three months ended June 30, 2019 relating to the failure of Intelsat 29e. The impairment charge consisted of approximately $377.9 million related to the write-off of the carrying value of the satellite and associated deferred satellite performance incentive obligations, and approximately $3.7 million related to prepaid regulatory fees.

Interest expense, net consists of the gross interest expense we incur, together with gains and losses on interest rate cap contracts (which reflect the change in their fair value), offset by interest income earned and the amount of interest we capitalize related to assets under construction. As of June 30, 2019, we held interest rate cap contracts with an aggregate notional amount of $2.4 billion to mitigate the risk of interest rate increases on the floating-rate term loans under our senior secured credit facilities. The cap contracts have not been designated as hedges for accounting purposes.

Interest expense, net increased by $17.5 million, or 6 percent, to $320.7 million for the three months ended June 30, 2019, as compared to $303.2 million for the three months ended June 30, 2018. The increase was principally due to:

•	an increase of $17.8 million corresponding to the decrease in fair value of the interest rate cap contracts; and

•	a net increase of $3.4 million in interest expense primarily resulting from our debt refinancing activities in 2018; partially offset by

•	a decrease of $1.6 million from higher capitalized interest primarily resulting from increased levels of satellites and related assets under construction.

The non-cash portion of total interest expense, net was $49.8 million for the three months ended June 30, 2019, primarily consisting of interest expense related to the significant financing component identified in customer contracts, the loss resulting from the decrease in fair value of the interest rate cap contracts we hold, amortization and accretion of discounts and premiums and amortization of deferred financing fees.

Gain on early extinguishment of debt. No gain or loss on early extinguishment of debt was recognized for the three months ended June 30, 2019, as compared to a gain of $22.1 million for the three months ended June 30, 2018, consisting of the difference between the carrying value of debt repurchased and the total cash amount paid (including related fees and expenses), together with a write-off of unamortized debt issuance costs.

Other expense, net was $28.7 million for the three months ended June 30, 2019, as compared to $2.8 million for the three months ended June 30, 2018. Other expense, net for the three months ended June 30, 2019 was primarily related to a net loss of $32.0 million related to a change in value of certain investments.

Benefit from income taxes was $7.5 million for the three months ended June 30, 2019, as compared to $0.3 million for the three months ended June 30, 2018. The increase was principally attributable to the implementation of a series of internal transactions and related steps that reorganized the ownership of certain of our assets among our subsidiaries in 2018 and the tax benefit related to the satellite impairment loss in the second quarter of 2019.

Cash paid for income taxes, net of refunds, totaled $4.8 million and $37.8 million for the three months ended June 30, 2019 and 2018, respectively.

Net Income, Net Income per Diluted Common Share attributable to Intelsat S.A., EBITDA and Adjusted EBITDA

Net loss attributable to Intelsat S.A. was $529.7 million for the three months ended June 30, 2019, compared to a net loss of $46.8 million for the same period in 2018, primarily due to the $381.6 million asset impairment charge related to the failure of the Intelsat 29e satellite, as well as lower revenue and higher costs of operations, as described above.

Net loss per diluted common share attributable to Intelsat S.A. was $3.76 for the three months ended June 30, 2019, compared to net loss of $0.38 per diluted common share for the same period in 2018.

EBITDA was a loss of $52.1 million for the three months ended June 30, 2019, compared to earnings of $408.5 million for the same period in 2018, primarily due to the $381.6 million asset impairment charge related to the failure of the Intelsat 29e satellite, as well as lower revenue and higher costs of operations, as described above.

Adjusted EBITDA was $373.8 million for the three months ended June 30, 2019, or 73 percent of revenue, compared to $415.6 million, or 77 percent of revenue, for the same period in 2018. Adjusted EBITDA reflects lower revenue and higher operating costs, as described above.

Free Cash Flow From (Used In) Operations1

Net cash provided by operating activities was $16.2 million for the three months ended June 30, 2019. Free cash flow used in operations was $45.2 million for the same period. Free cash flow from (used in) operations is defined as net cash provided by operating activities and other proceeds from satellites from investing activities, less payments for satellites and other property and equipment (including capitalized interest). Payments for satellites and other property and equipment from investing activities, net during the three months ended June 30, 2019 was $65.2 million, and other proceeds from satellites from investing activities was $3.7 million.

Financial Outlook & Guidance 2019

Intelsat affirmed its revenue, Adjusted EBITDA, Capital Expenditure and Cash Tax guidance.

Revenue Guidance: Intelsat expects full-year 2019 revenue in a range of $2.000 billion to $2.060 billion.

Adjusted EBITDA Guidance: Intelsat forecasts Adjusted EBITDA performance for the full-year 2019 to be in a range of $1.430 billion to $1.480 billion.

For further details on our financial outlook, please see our Quarterly Commentary.

Capital Expenditure Guidance: Intelsat affirmed its capital expenditure guidance for the three years 2019-2021 (the “Guidance Period”). Over the next several years we are in a cycle of lower required investment, due to timing of replacement satellites and smaller satellites being built.

We continue to expect the following capital expenditure ranges:

•	2019: $250 million to $300 million;

•	2020: $275 million to $350 million; and

•	2021: $250 million to $350 million.

Our capital expenditure guidance includes capitalized interest. Capitalized interest is expected to average approximately $30 million annually during the Guidance Period.

Intelsat currently has five satellites covered by our 2019 to 2021 capital expenditure plan, one of which is expected to launch in the third quarter of 2019 and another of which is in the design and manufacturing phase. For the remaining three satellites, no manufacturing contracts have yet been signed. During the Guidance Period, we expect that an increased proportion of our capital expenditures will be invested in ground infrastructure and tools needed to enhance our delivery of managed services.

Our capital expenditure plan excludes up to four satellites which we may be required to build should our C-band proposal to the FCC be adopted in all material respects.

Cash Taxes: We expect cash taxes to range from $30 million to $40 million annually.

[1]

In this release, financial measures are presented both in accordance with U.S. GAAP and also on a non-U.S. GAAP basis. EBITDA, Adjusted EBITDA (or “AEBITDA”), free cash flow from (used in) operations and related margins included in this release are non-U.S. GAAP financial measures. Please see the consolidated financial information below for information reconciling non-U.S. GAAP financial measures to comparable U.S. GAAP financial measures.

2Q 2019 Quarterly Commentary

Intelsat provides a detailed quarterly commentary on the Company’s business trends and performance. Please visit www.intelsat.com/investors for management’s commentary on the Company’s progress against its operational priorities and financial outlook.

Conference Call Information

Intelsat management will hold a public conference call at 8:30 a.m. ET on Tuesday, July 30, 2019 to discuss the Company’s financial results for the second quarter of 2019. Access to the live conference call will also be available via the Internet at www.intelsat.com/investors. To participate on the live call, participants should dial +1 844-834-1428 from North America, and +1 920-663-6274 from all other locations. The participant pass code is 8483007.

Participants will have access to a replay of the conference call through August 7, 2019. The replay number for North America is +1 855-859-2056, and for all other locations is +1 404-537-3406. The participant pass code for the replay is 8483007.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement:

Some of the information and statements contained in this earnings release and certain oral statements made from time to time by representatives of Intelsat constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include statements regarding: our expectations as to the impact of the loss of Intelsat 29e on our business and financial outlook; our belief as to the likelihood of the cause of the failure of Intelsat 29e occurring on our other satellites; our guidance regarding our expectation that the launches of our satellites in the future will position us for growth; our plans for satellite launches in the near to mid-term; our intention to leverage our satellite launches and maximize the value of our spectrum rights, including the pursuit of partnerships to optimize new satellite business cases and the exploration of joint use of certain spectrum with the wireless sector in certain geographies; our expectations as to the potential timing of a final FCC ruling with respect to our C-band joint-use proposal; guidance regarding our expectations for our revenue performance and Adjusted EBITDA performance; our capital expenditure guidance and cash tax expectations over the next several years; our belief that the scale of our fleet can reduce the financial impact of satellite anomalies or launch failures and protect against service interruptions; our belief that the diversity of our revenue and customer base allows us to recognize trends across regions and capture new growth opportunities; our expectation that developing differentiated services and investing in new technology will allow us to unlock essential opportunities; and our expectations as to the increased number of transponder equivalents on our fleet over the next several years.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s Annual Report on Form 20-F for the year ended December 31, 2018, and its other filings with the U.S. Securities and Exchange Commission, the political, economic, regulatory and legal conditions in the markets we are targeting for communications services or in which we operate, and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands, except per share amounts)

	Three Months Ended June 30, 2018	Three Months Ended June 30, 2019
Revenue	$537,714	$509,407
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	76,479	95,447
Selling, general and administrative	49,865	55,855
Depreciation and amortization	173,615	163,808
Satellite impairment loss	—	381,565

Total operating expenses	299,959	696,675

Income (loss) from operations	237,755	(187,268)
Interest expense, net	303,150	320,680
Gain on early extinguishment of debt	22,085	—
Other income (expense), net	(2,836)	(28,671)

Loss before income taxes	(46,146)	(536,619)
Provision for (benefit from) income taxes	(306)	(7,507)

Net loss	(45,840)	(529,112)
Net income attributable to noncontrolling interest	(988)	(610)

Net loss attributable to Intelsat S.A.	$(46,828)	$(529,722)

Net loss per common share attributable to Intelsat S.A.:
Basic	$(0.38)	$(3.76)
Diluted	$(0.38)	$(3.76)

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME (LOSS) TO EBITDA

($ in thousands)

	Three Months Ended June 30, 2018	Three Months Ended June 30, 2019
Net loss	$(45,840)	$(529,112)
Add (Subtract):
Interest expense, net	303,150	320,680
Gain on early extinguishment of debt	(22,085)	—
Provision for (benefit from) income taxes	(306)	(7,507)
Depreciation and amortization	173,615	163,808

EBITDA	$408,534	$(52,131)

EBITDA Margin	76%	NM

Note:

Intelsat calculates a measure called EBITDA to assess the operating performance of Intelsat S.A. EBITDA consists of earnings before net interest, loss (gain) on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. Accordingly, we consider loss (gain) on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the Fixed Satellite Services (“FSS”) sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and financial analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies.

EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA

($ in thousands)

	Three Months Ended June 30, 2018	Three Months Ended June 30, 2019
Net loss	$(45,840)	$(529,112)
Add (Subtract):
Interest expense, net	303,150	320,680
Gain on early extinguishment of debt	(22,085)	—
Provision for (benefit from) income taxes	(306)	(7,507)
Depreciation and amortization	173,615	163,808

EBITDA	408,534	(52,131)

Add:
Compensation and benefits(1)	1,574	3,584
Non-recurring and other non-cash items(2)	5,507	33,655
Impairment charge for satellite failure(3)	—	381,565
Proportionate share from unconsolidated joint venture(4):
Interest expense, net	—	2,480
Depreciation and amortization	—	4,691

Adjusted EBITDA(5)(6)	$415,615	$373,844

Adjusted EBITDA margin	77%	73%

(1)	Reflects non-cash expenses incurred relating to our equity compensation plans.
(2)

Reflects certain non-recurring gains and losses and non-cash items, including the following: professional fees related to our liability and tax management initiatives; costs associated with our C-band spectrum solution proposal; severance, retention and relocation payments; impairment of certain investments; and other various non-recurring expenses. These costs were partially offset by non-cash income related to the recognition of deferred revenue on a straight-line basis for certain prepaid capacity service contracts.

(3)	Reflects a non-cash impairment charge recorded in connection with the Intelsat 29e satellite failure.
(4)	Reflects adjustments related to our interest in Horizons-3 Satellite LLC (“Horizons 3”).
(5)

For the three months ended June 30, 2018 and 2019, Adjusted EBITDA included $25,139 of revenue relating to the significant financing component identified in customer contracts in accordance with the adoption of ASC 606. These impacts are not permitted to be reflected in the applicable consolidated and Adjusted EBITDA definitions under our debt agreements.

(6)

For the three months ended June 30, 2019, Intelsat S.A. Adjusted EBITDA reflects $5.9 million of Adjusted EBITDA attributable to Intelsat Horizons-3 LLC, its subsidiaries and its proportionate share of Horizons 3, with a nominal amount for the comparative period in 2018. These entities are considered to be unrestricted subsidiaries under the definitions set forth in our applicable debt agreements.

Note:

Intelsat calculates a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table above. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations, because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, and our Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

($ in thousands)

	December 31, 2018	June 30, 2019
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$485,120	$825,984
Restricted cash	22,037	22,189
Receivables, net of allowances of $28,542 in 2018 and $30,177 in 2019	271,393	255,272
Contract assets	45,034	57,585
Prepaid expenses and other current assets	24,075	22,803

Total current assets	847,659	1,183,833
Satellites and other property and equipment, net	5,511,702	4,914,111
Goodwill	2,620,627	2,620,627
Non-amortizable intangible assets	2,452,900	2,452,900
Amortizable intangible assets, net	311,103	293,927
Contract assets, net of current portion	96,108	88,420
Other assets	401,414	468,136

Total assets	$12,241,513	$12,021,954

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$108,101	$90,612
Taxes payable	5,679	3,619
Employee related liabilities	29,696	31,321
Accrued interest payable	284,649	283,834
Contract liabilities	137,746	130,554
Deferred satellite performance incentives	35,261	34,159
Other current liabilities	59,080	62,671

Total current liabilities	660,212	636,770
Long-term debt	14,028,352	14,444,097
Contract liabilities, net of current portion	1,131,319	1,122,211
Deferred satellite performance incentives, net of current portion	210,346	168,035
Deferred income taxes	82,488	81,875
Accrued retirement benefits, net of current portion	133,735	126,605
Other long-term liabilities	77,670	170,773
Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,380	1,407
Paid-in capital	2,551,471	2,557,970
Accumulated deficit	(6,606,426)	(7,240,579)
Accumulated other comprehensive loss	(43,430)	(59,402)

Total Intelsat S.A. shareholders’ deficit	(4,097,005)	(4,740,604)
Noncontrolling interest	14,396	12,192

Total liabilities and shareholders’ deficit	$12,241,513	$12,021,954

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Three Months Ended June 30, 2018	Three Months Ended June 30, 2019
Cash flows from operating activities:
Net loss	$(45,840)	$(529,111)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	173,616	163,808
Provision for doubtful accounts	1,239	6,117
Foreign currency transaction loss	6,544	(244)
Loss on disposal of assets	17	131
Satellite impairment loss	—	381,565
Share-based compensation	1,574	3,584
Deferred income taxes	(31,724)	(7,142)
Amortization of discount, premium, issuance costs and related costs	13,026	10,304
Gain on early extinguishment of debt	(22,084)	—
Amortization of actuarial loss and prior service credits for retirement benefits	1,224	112
Unrealized (gains) losses on derivatives and investments	(8,063)	43,417
Sales-type lease	—	151
Other non-cash items	(14)	(1)
Changes in operating assets and liabilities:	—	—
Receivables	(25,910)	(19,226)
Prepaid expenses, contract and other assets	9,356	13,919
Accounts payable and accrued liabilities	7,903	(3,564)
Accrued interest payable	(22,454)	(33,822)
Deferred revenue and contract liabilities	4,550	(8,293)
Accrued retirement benefits	(5,565)	(4,015)
Other long-term liabilities	(152)	(1,459)

Net cash provided by operating activities	57,243	16,231

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(52,392)	(65,207)
Purchase of investments	(8,500)	(3,424)
Capital contributions to unconsolidated affiliates	(11,110)	—
Other proceeds from satellites	—	3,750

Net cash used in investing activities	(72,002)	(64,881)

Cash flows from financing activities:
Repayments of long-term debt	(637,307)	—
Proceeds from issuance of long-term debt	402,500	400,000
Debt issuance costs	(12,683)	(4,612)
Principal payments on deferred satellite performance incentives	(6,559)	(7,936)
Proceeds from stock issuance, net of stock issuance costs	224,250	—
Dividends paid to noncontrolling interest	(1,424)	(1,469)
Proceeds from exercise of employee stock options	—	3
Other financing activities	1,636	(1)

Net cash used in financing activities	(29,587)	385,985

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,956)	(920)

Net change in cash, cash equivalents and restricted cash	(48,302)	336,415
Cash, cash equivalents, and restricted cash beginning of period	511,254	511,758

Cash, cash equivalents, and restricted cash end of period	$462,952	$848,173

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$292,133	$322,624
Income taxes paid, net of refunds	37,843	4,815

Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	$(4,197)	$(4,773)
Capitalization of deferred satellite performance incentives	—	—

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES

TO FREE CASH FLOW FROM (USED IN) OPERATIONS

($ in thousands)

	Three Months Ended June 30, 2018	Three Months Ended June 30, 2019
Net cash provided by operating activities	$57,243	$16,231
Other proceeds from satellites from investing activities	—	3,750
Payments for satellites and other property and equipment (including capitalized interest)	(52,392)	(65,207)

Free cash flow from (used in) operations	$4,851	$(45,226)

Note:

Free cash flow from (used in) operations consists of net cash provided by (used in) operating activities and other proceeds from satellites from investing activities, less payments for satellites and other property and equipment (including capitalized interest) from investing activities and other payments for satellites from financing activities. Free cash flow from (used in) operations is not a measurement of cash flow under U.S. GAAP. Intelsat believes free cash flow from (used in) operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from (used in) operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by financial analysts and investors in assessing performance. Free cash flow from (used in) operations does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from (used in) operations is not a measure of financial performance under U.S. GAAP, and free cash flow from (used in) operations may not be comparable to similarly titled measures of other companies. You should not consider free cash flow from (used in) operations as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

SUPPLEMENTARY TABLE

REVENUE BY CUSTOMER SET AND SERVICE TYPE

($ in thousands)

By Customer Set

	Three Months Ended June 30, 2018		Three Months Ended June 30, 2019		Increase (Decrease)	Percentage change
Network Services	$198,501	37%	$185,183	36%	$(13,318)	(7)%
Media	234,184	44%	223,469	44%	(10,715)	(5)%
Government	98,530	18%	93,282	18%	(5,248)	(5)%
Other	6,499	1%	7,473	1%	974	15%

Total	$537,714	100%	$509,407	100%	$(28,307)	(5)%

By Service Type

	Three Months Ended June 30, 2018		Three Months Ended June 30, 2019		Increase (Decrease)	Percentage change
On-Network Revenues:
Transponder services	$392,337	73%	$369,586	73%	$(22,751)	(6)%
Managed services	98,543	18%	91,335	18%	(7,208)	(7)%
Channel	1,132	0%	585	0%	(547)	(48)%

Total on-network revenues	492,012	92%	461,506	91%	(30,506)	(6)%
Off-Network and Other Revenues:
Transponder, MSS and other off-network services	36,647	7%	37,717	7%	1,070	3%
Satellite-related services	9,055	2%	10,184	2%	1,129	12%

Total off-network and other revenues	45,702	8%	47,901	9%	2,199	5%

Total	$537,714	100%	$509,407	100%	$(28,307)	(5)%